1000 East Hanes Mill Road

Winston-Salem, NC 27105

Telephone: (336) 519-4428

VIA EDGAR SUBMISSION

AND OVERNIGHT DELIVERY

November 30, 2011

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hanesbrands Inc.
Form 10-K for Fiscal Year Ended January 1, 2011
Filed February 16, 2011
File No. 001-32891

Dear Ms. Jenkins:

Hanesbrands Inc. (the “Corporation”) has received the Staff’s comment letter, dated November 22, 2011, concerning the above-referenced Form 10-K filing. The comment letter requests the Corporation provide a response within 10 business days or inform the Staff when a response will be provided. The Corporation respectfully requests an extension of time to consider the Staff’s comments and to provide an appropriate response to the comment letter. The Corporation expects to provide its response to the comment letter by no later than December 21, 2011. Per a phone conversation between Steve Lo and my colleague Elizabeth Southern on November 29, 2011, it is the Corporation’s understanding that this extension is acceptable to the Staff.

Please do not hesitate to contact the undersigned at (336) 519-4428 with any questions or comments regarding this letter.

Sincerely,

/s/ Joia M. Johnson

Joia M. Johnson
Chief Legal Officer,
General Counsel and Corporate Secretary

cc:	Steve Lo, SEC Staff Accountant
Richard A. Noll, Chairman and Chief Executive Officer
Richard D. Moss, Chief Financial Officer